Exhibit 21

SUBSIDIARIES OF COMMUNICATIONS SYSTEMS, INC.

Subsidiaries	Jurisdiction of Incorporation
Austin Taylor Communications, Ltd.	United Kingdom
JDL Technologies, Inc.	Minnesota
Ecessa Corporation	Minnesota
Helios Merger Co.	Delaware

All these subsidiaries are 100%-owned directly by Communications Systems, Inc. The financial statements of all these subsidiaries are included in the consolidated financial statements of Communications Systems, Inc.